UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For
25 March 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X     Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes        No X

Issued by Harmony Gold
Mining Company Limited
25 March 2010
For more details contact:
Esha Brijmohan
Investor Relations Officer
on +27 (0)82 759 1775
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228
Fatality at Harmony’s Merriespruit 1 shaft
Johannesburg. Thursday, 25 March 2010.
Harmony Gold Mining Company Limited
regrets to announce that a rockfall accident occurred today at its Merriespruit 1 shaft, which is part of Harmony’s Virginia operations in the Free State, resulting in the death of an employee.
The incident occurred at approximately 8:30 this morning in a stope, some 1089 metres below surface.
Management, together with the Department of Mineral Resources will commence investigations tomorrow.
Harmony’s Chief Executive, Graham Briggs and his management team, express their sincere condolences to the family of the deceased.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: March 25, 2010
Harmony Gold Mining Company Limited
By:     /s/
Hannes Meyer
Name: Hannes Meyer
Title: Financial Director